RT TECHNOLOGIES, INC.

2216 East Newcastle Drive

Sandy, Utah 84093

September 16, 2011

Tia L. Jenkins

Raquel Howard

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re:

RT Technologies, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Filed August 22, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 15, 2011

Response Letter Submitted August 22, 2011

File No. 001-33907

Dear Ms. Jenkins and Howard:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated September 15, 2011, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.

Comment 1

Form 10-K/A for Fiscal Year Ended December 31, 2010, filed August 22, 2011  Item 9A – Controls and Procedures, page 7

We note your response to prior comment one in our letter dated August 9, 2011. Please tell us where you have disclosed “the controls and procedures are designed to provide reasonable assurance of achieving their objectives” or revise to provide this specific disclosure. Alternatively, you may delete all references to “reasonable assurance.”

Response

We believe the language that covers specific reference to the rule in paragraph one covers the disclosure required.  However, we have also, in this latest amendment taken out all reference to reasonable assurance and added another sentence to the disclosure.

Comment 2

Form 10-Q for Fiscal Quarter Ended June 30, 2011 Item 4. Controls and Procedures

Please note for future filings on Form 10-Q that disclosure pursuant to Item 308(a) of Regulation S-K regarding Management’s Annual Report on Internal Control over Financial Reporting is an annual disclosure and is not required in a Form 10-Q.

Response

Thank you.  We will remove this language in future filings.

The Company acknowledging that:

•  the company is responsible for the adequacy and accuracy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

RT TECHNOLOGIES, INC.

/s/ Michael Lami

President